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                                                                            2983

                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12b-25

                                              Commission File Number  000-26929
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                         NOTIFICATION OF LATE FILING

  (Check One): /x/ Form 10-K    / / Form 11-K    / / Form 20-F    / / Form 10-Q

              / /  Form N-SAR

For Period Ended:  December 31, 2002
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/  /  Transition Report on Form 10-K    /  /  Transition Report on Form 10-Q
/  /  Transition Report on Form 20-F    /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:
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The Consolidated Financial Statements of Universal Access Global Holdings Inc.
and the related Consent of PriceWaterhouseCoopers LLP, Universal Access Global Holdings Inc.'s auditors.
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                       PART I.  REGISTRANT INFORMATION

Full name of registrant      Internet Capital Group, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
                      600 Building, 435 Devon Park Drive
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City, State and Zip Code      Wayne PA, 19087
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                      PART II.  RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Consolidated Financial Statements of Universal Access Global Holdings Inc. could not be incorporated into the Company's Annual Report on Form 10-K because Universal Access Global Holdings Inc. has informed us in the letter attached hereto as an exhibit that they have applied for an extension under Rule 12b-25 promulgated under the Exchange Act for the filing of their Annual Report on Form 10-K because they will not, without unreasonable effort and expense, be able to complete their Form 10-K within the prescribed time period. The Company was unable to eliminate the delay associated with the filing of the Consolidated Financial Statements of Universal Access Global Holdings Inc. and the related Consent of PriceWaterhouseCoopers LLP, Universal Access Global Holdings Inc.'s auditors, without unreasonable effort or expense.

The Company points out that the Division of Corporation Finance staff in the Manual of Publicly Available Telephone Interpretations has indicated that they construe Rule 12b-25 to be available for parent reporting companies in cases where the subsidiary whose financial information is otherwise required to be incorporated into the parent's annual report pursuant to Rule 3-09 of Regulation S-X if: (1) the parent owns less than 50% of such subsidiary, (2) such subsidiary is itself a reporting company and (3) such subsidiary will be filing its financial statements late and is itself eligible to use Rule 12b-25. In this case, the Company owns 22% of Universal Access Global Holdings Inc. and Universal Access Global Holdings Inc. is a reporting company that will be filing its financial statements late and is eligible to use Rule 12b-25.
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                         PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

Anthony P. Dolanski                     (610)                    989-0111
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     (Name)                          (Area code)             (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no,
identify report(s).                                            / X / Yes /  / No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               /  / Yes / X / No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         Internet Capital Group, Inc.
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                (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   March 31, 2003      By  /s/ Anthony P. Dolanski
    --------------------   ----------------------------------------------------
                                   Anthony P. Dolanski

          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.